VIA EDGAR

April 12, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Tonya K. Aldave

Re:                             HOOKIPA Pharma Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-230451

Acceleration Request

Requested Date:        April 17, 2019

Requested Time:       4:00 p.m., Eastern Time

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), HOOKIPA Pharma Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 17, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Robert E. Puopolo at (617) 570-1393.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention:  Robert E. Puopolo, by facsimile to (617) 321-4362 or by email at RPuopolo@goodwinlaw.com.

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If you have any questions regarding this request, please contact Robert E. Puopolo of Goodwin Procter LLP at (617) 570-1393.

Sincerely,

HOOKIPA PHARMA INC.

/s/ Jörn Aldag
Jörn Aldag
Chief Executive Officer
HOOKIPA Pharma Inc.

cc:	Reinhard Kandera, HOOKIPA Pharma Inc.
Daniel Courtney, HOOKIPA Pharma Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP
Seo Salimi, Esq., Goodwin Procter LLP